CONFIDENTIAL TREATMENT REQUESTED

BY VIOLIN MEMORY, INC.

VMEM – 0001

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to 17 C.F.R. § 200.83

CONFIDENTIAL PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH [***].

September 6, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Assistant Director

Re:	Violin Memory, Inc. Registration Statement on Form S-1 Registration No: 190823

Dear Ms. Jacobs:

On behalf of Violin Memory, Inc. (the “Registrant”), we hereby provide the following information in response to comment #21 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated October 16, 2012 (the “Original Staff Letter”), in which the Staff requested that the Registrant advise the Staff of its proposed IPO price. In comment #1 set forth in the Original Staff Letter, the Staff also noted that it will need sufficient time to process the Registrant’s amendments once a price range is provided to the Staff.

The Registrant has performed its own analysis of the likely estimated offering price range and believes that it has sufficiently narrowed such price range so as to enable to the Staff to perform a further analysis on the Registrant’s share-based compensation expense disclosure and accounting.

CONFIDENTIAL TREATMENT REQUESTED

BY VIOLIN MEMORY, INC.

VMEM – 0002

September 6, 2013

The Registrant supplementally advises the Staff that the Registrant intends to carry out a reverse stock split of all outstanding shares of common stock at a ratio of 2:1 prior to the pricing of the proposed offering, with an automatic adjustment to the conversion ratio of the outstanding shares of convertible preferred stock to reflect the same reverse stock split ratio upon conversion of the preferred stock into common stock. Taking into account this reverse stock split, the Registrant preliminarily estimates that the indicative price range for the offering may be between $[***] per share and $[***] per share. Such indicative price range would be equivalent to $[***] per share to $[***] per share prior to giving effect to the reverse stock split.

The Registrant respectfully advises the Staff that the above preliminary estimated indicative price range represents the Registrant’s current belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Registrant completes a valuation process with the underwriters of the offering. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the preliminary estimated indicative price range provided above is subject to further change, which may result from various factors, including but not limited to market conditions and subsequent developments in the Registrant’s business. Upon completion of this valuation process with the underwriters, the Registrant anticipates that it will narrow the indicative price range to be not greater than $2.00 between the low end of the range and the top end of the range (on a post-split basis). The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus.

The Registrant further notes that it performed a valuation of its common stock as of August 31, 2013, completed on September 3, 2013, and determined the fair value of its common stock to be $4.41 per share applying the same approach as the Registrant used in its prior valuations of common stock. On September 3, 2013, the Registrant awarded an aggregate of 5,965,500 shares of common stock (on a pre-split basis) pursuant to restricted stock units and stock options. For these awards, the Board applied a $4.41 per share fair value of the common stock. The increase in the fair value of common stock to $4.41 per share as of August 31, 2013 from $3.63 per share as of May 2013 was primarily due to an increase in the IPO probability from 75% to 90%, an increase in the value of the common stock as reflected in secondary sales from $3.75 per share to $4.00 per share and a decrease in liquidity discount from 10% to 5%. The Registrant also supplementally advises the Staff that from the period from May 2013 to August 31, 2013 there were secondary sales of its common stock totaling 325,000 shares ranging from $2.78 per share to $4.00 per share. The increase in IPO probability was based on several factors including the announced availability of the Registrant’s 6264 Flash Memory Array in August 2013, the signing of a development agreement with Toshiba in July 2013 and the public filing of the Registration Statement in August 2013.

* * *

CONFIDENTIAL TREATMENT REQUESTED

BY VIOLIN MEMORY, INC.

VMEM – 0003

September 6, 2013

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.
Donald G. Basile, President and Chief Executive Officer
Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP
Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP
Jorge del Calvo, Esq.
Heidi Mayon, Esq.